SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Negotiations for contracting 2 new FPSOs for
Lula Alto and Lula Central áreas

Rio de Janeiro, March 19, 2013 – Petróleo Brasileiro S.A. – Petrobras and its Block BM-S-11 partners, BG E&P Brasil and Petrogal Brasil, announces negotiations are underway for the contracting with consortium QGOG/SBM (Queiroz Galvão Óleo e Gás S.A./ SBM Offshore) of 2 FPSOs for production development at Lula Alto and Lula Central, in Lula Field, Santos Basin pre-salt.

Each FPSO will be connected to 18 wells, 10 of which are production wells and 8 injectors. Production is expected to begin in January 2016 at Lula Alto and in March 2016 at Lula Central.

Each FPSO will have a processing capacity of 150,000 bpd of oil and 6,000,000 m3/day of natural gas.

By contract the FPSOs should be delivered no later than November 2015 for Lula Alto and January 2016 for Lula Central, allowing these areas to start production according to the schedule established in the Petrobras Business Plan. Local Content requirements in the contract are 65% for each FPSO.

With this strategy, Petrobras has strengthened the robustness of its oil production curve, without prejudice to local content requirements and contributing to the employment generation in the Brazilian shipbuilding industry

Consortium BM-S-11 is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda. (25%) and Petrogal Brasil S.A (10%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.